GOLDSTEIN GOLUB KESSLER LLP
Certified Public Accountants and Consultants

Exhibit 16.1

November 28, 2007

Mr. Stephen Schwartz
Chief Financial Officer
EVCI Career Colleges Holding Corp
1 Van Der Donck Street
Yonkers, NY 10701

Dear Mr. Schwartz:

Effective October 3, 2007, the partners of Goldstein Golub Kessler LLP (GGK), became partners of McGladrey & Pullen, LLP in a limited asset purchase agreement. As a result of this transaction, the client-auditor relationship between EVCI Career Colleges Holding Corp. (Commission File Number 000-1065591) and GGK, independent registered public accounting firm, has ceased effective November 28, 2007.

Sincerely,

Goldstein Golub Kessler LLP

GOLDSTEIN GOLUB KESSLER LLP

cc: PCAOB Letter File
Office of the Chief Accountant
Securities and Exchange Commission
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Washington, D.C. 20549-7561

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